

September 1, 2020

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

      Re: The Chefs' Warehouse, Inc.
          Form 10-K for the Fiscal Year Ended December 27, 2019
          Filed February 24, 2020
          File No. 001-35249

Dear Mr. Pappas:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2019

Item 8. Consolidated Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive Income, page 48

1.   Please present selling, general and administrative expenses separately from other operating expenses. Also, tell us and disclose with quantification the material components of other operating expenses for each period presented. Refer to Rules 5-03.3 and .4 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies
Cost of Sales
Operating Expenses, page 53

2.   Please tell us what food processing costs (both protein and non-protein related) are incurred after receipt of product from your suppliers and explain in detail your basis in

Christopher Pappas
The Chefs' Warehouse, Inc.
September 1, 2020
Page 2

GAAP for excluding these food processing costs from cost of sales and gross profit. Also, tell us the total amounts of food processing costs for each period presented in your Form 10-K to the extent they differ from the protein only processing costs already disclosed. Additionally, tell us the total amounts of food processing costs related to the thirteen and twenty-six week periods ended June 26, 2020. If labor and benefits, materials and supplies, depreciation of tools, equipment and assets used in processing, occupancy costs related to processing facilities and quality control costs are not included in the food processing costs amounts provided, please further explain why not and quantify each of the amounts excluded for each period presented. Refer to ASC 330-10-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alexandros Aldous